                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934


                         VENTURES-NATIONAL INCORPORATED
--------------------------------------------------------------------------------

                                (Name of Issuer)




                    Common Stock, Par Value $0.001 Per Share

--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   888278 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 David M. Marks
                            c/o Robert S. Brown, Esq.
                                Reitler Brown LLC
                          800 Third Avenue, 21st floor
                               New York, NY 10022

                                 (212) 209-3050
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 15, 2003
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-------------------------------------------------------------------------------

CUSIP NO. 888278 10 8                              PAGE 2 OF 12  PAGES----------
--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           David M. Marks
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [ ]
           (SEE INSTRUCTIONS)                                          (B) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 [ ]
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
   NUMBER OF
                                   -9,329,352-
    SHARES                ------------------------------------------------------
                            8      SHARED VOTING POWER
 BENEFICIALLY
                                   -0-
   OWNED BY               ------------------------------------------------------
                            9      SOLE DISPOSITIVE POWER
EACH REPORTING
                                   -9,329,352-
 PERSON WITH              ------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER

                                   -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -9,329,352-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    [ ]
         SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          65.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   IN

                                  SCHEDULE 13D


--------------------------------------------------------------------------------

CUSIP NO. 888278 10 8                               PAGE 3 OF 12 PAGES----------
--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Irrevocable Children's Trust
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [ ]
           (SEE INSTRUCTIONS)                                          (B) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                    OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS                                      [ ]
           2(D) OR 2(E)
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Wisconsin
--------------------------------------------------------------------------------

                            7      SOLE VOTING POWER
   NUMBER OF
                                   -8,926,630-
    SHARES                ------------------------------------------------------
                            8      SHARED VOTING POWER
 BENEFICIALLY
                                   -0-
   OWNED BY               ------------------------------------------------------
                            9      SOLE DISPOSITIVE POWER
EACH REPORTING
                                   -8,926,630-
 PERSON WITH              ------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER

                                   -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -8,926,630-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    [ ]
         SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          62.5%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          OO

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP NO. 888278 10 8                               PAGE 4 OF 12 PAGES----------
--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Phoenix Business Trust
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [ ]
           (SEE INSTRUCTIONS)                                          (B) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                      [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------

                            7      SOLE VOTING POWER
   NUMBER OF
                                   -123,823-
    SHARES                ------------------------------------------------------
                            8      SHARED VOTING POWER
 BENEFICIALLY
                                   -0-
   OWNED BY               ------------------------------------------------------
                            9      SOLE DISPOSITIVE POWER
EACH REPORTING
                                   -123,823-
 PERSON WITH              ------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER

                                   -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -123,823-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    [ ]
         SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.9%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          OO

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP NO. 888278 10 8                               PAGE 5 OF 12 PAGES----------
--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Forest Home Investors I, LLC
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A) [ ]
           (SEE INSTRUCTIONS)                                         (B) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                    OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                         [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Wisconsin
--------------------------------------------------------------------------------

                            7      SOLE VOTING POWER
   NUMBER OF
                                   -6,667-
    SHARES                ------------------------------------------------------
                            8      SHARED VOTING POWER
 BENEFICIALLY
                                   -0-
   OWNED BY               ------------------------------------------------------
                            9      SOLE DISPOSITIVE POWER
EACH REPORTING
                                   -6,667-
 PERSON WITH              ------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER

                                   -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -6,667-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    [ ]
         SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP NO. 888278 10 8                               PAGE 6 OF 12 PAGES----------
--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Irrevocable Children's Trust No. 2
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [ ]
           (SEE INSTRUCTIONS)                                          (B) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                         [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Wisconsin
--------------------------------------------------------------------------------

                            7      SOLE VOTING POWER
   NUMBER OF
                                   -72,232-
    SHARES                ------------------------------------------------------
                            8      SHARED VOTING POWER
 BENEFICIALLY
                                   -0-
   OWNED BY               ------------------------------------------------------
                            9      SOLE DISPOSITIVE POWER
EACH REPORTING
                                   -72,232-
 PERSON WITH              ------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER

                                   -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -72,232-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
         SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP NO. 888278 10 8                               PAGE 7 OF 12 PAGES----------
--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Phoenix Investors, LLC
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A) [ ]
           (SEE INSTRUCTIONS)                                         (B) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                        [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Wisconsin
--------------------------------------------------------------------------------
                             7      SOLE VOTING POWER
  NUMBER OF
                                         -200,000-
   SHARES                  -----------------------------------------------------
                             8      SHARED VOTING POWER
 BENEFICIALLY
                                             -0-
   OWNED BY                -----------------------------------------------------
                             9      SOLE DISPOSITIVE POWER
EACH REPORTING
                                             -200,000-
  PERSON WITH              -----------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                             -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  -200,000-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     [ ]
         SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   1.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   OO

This Amendment No. 2 to Schedule 13D modifies and supplements the Schedule 13D (the "Statement") initially filed with the Securities and Exchange Commission on October 4, 2002, as amended by Amendment No. 1, filed with the Securities and Exchange Commission on December 9, 2002, with respect to the common stock, $0.001 par value per share (the "Common Stock"), of Ventures-National Incorporated, a Utah corporation d/b/a Titan General Holdings Inc. (the "Company"). Except to the extent supplemented by the information contained in this Amendment No. 2, the Statement, as amended as provided herein, remains in full force and effect. Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement

ITEM 2.  IDENTITY AND BACKGROUND.

(a) This Schedule 13D is jointly filed by David Marks ("Mr. Marks"), Irrevocable Children's Trust, a Wisconsin trust ("ICT"), Phoenix Business Trust, a Delaware business trust ("Phoenix Trust"), Forest Home Investors I, LLC, a Wisconsin limited liability company ("Forest Home") Irrevocable Children's Trust No. 2, a Wisconsin trust ("ICT2" and together with ICT, the "Trusts") and Phoenix Investors, LLC, a Wisconsin limited liability company ("Phoenix Investors") (each a "Reporting Person" and collectively the "Reporting Persons").

Mr. Marks serves as co-Trustee of ICT and trustee of ICT2. The Trusts currently have an ownership or investment interest in investment ventures, commercial properties, private residences, natural resources, telecommunications, and technology companies, and other miscellaneous business and investment ventures.

Phoenix Trust is principally engaged in the business of investing. Forest Home is principally engaged in the business of real estate and investing. Phoenix Investors is principally engaged in the business of consulting, real estate and investing.

The Reporting Persons are filing this Schedule 13D with respect to shares of Common Stock of the Company beneficially owned by them, or with respect to which the Reporting Persons have voting power, investment power, including the power to dispose, or to direct the disposition of, such Common Stock.

Information contained herein with respect to each Reporting Person is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

(b) The business address for all Reporting Persons is 1818 North Farwell Avenue, Milwaukee, Wisconsin 53202.

(c) Mr. Marks is presently principally employed in overseeing all of the Trusts' investments. Mr. Marks generally acts in the capacity of officer or director for all of the Trusts' operating companies.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Marks is a citizen of United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Effective August 30, 2002 (the "Effective Time"), the Company acquired Titan EMS, Inc., a Delaware corporation ("Titan"), through the merger (the "Merger") of Titan with Titan EMS Acquisition Corp., a newly-formed Delaware corporation and wholly-owned subsidiary of the Company ("Acquisition"), as a result of which Titan became a wholly-owned subsidiary of the Company. In connection with the Merger, Acquisition merged with and into Titan through the exchange of 6,880,490 shares of common stock, par value $0.001 per share, of the Company ("Common Stock"), for all of Titan's outstanding shares of common stock, including the issuance of 5,800,000 shares of Common Stock to Irrevocable Children's Trust ("ICT"), 800,000 shares of Common Stock to SVPC Partners LLC, 123,823 shares of Common Stock to Phoenix Business Trust and 6,667 shares of Common Stock to Forest Home Investors I, LLC, 50,000 shares of Common Stock to Mr. Louis George, and 100,000 shares of Common Stock to Mr. Frank Crivello.

         Immediately after the Effective Time, each of Ohio Investors of Wisconsin LLC ("Ohio Investors") and ICT converted certain outstanding indebtedness of Titan into shares of the Company's Common Stock at a conversion price of $1.50 per share (the "Original Conversion Price"), resulting in the issuance of 1,160,764 shares of Common Stock to Ohio Investors and 68,667 shares of Common Stock to ICT.

         The Original Conversion Price was determined by reference to the offering price of $1.50 per unit (each, a "Unit") of the Company, each Unit being comprised of one share of Company Common Stock and a 5-year warrant to purchase one share of Common Stock at an exercise price of $1.50 per share in a private placement offering being conducted by the Company. Effective October 28, 2002, the Company amended its offering structure to provide for, inter alia, the offering of shares of its Common Stock (without Common Stock purchase warrants) at $0.75 per share, reduced from its previous offering price of $1.50 per Unit (the "Repricing").

            Accordingly, on December 9, 2002, the Company entered into a letter agreement with each of ICT and Ohio Investors to provide for the issuance of 1,160,764 additional shares to ICT and 68,667 additional shares of Common Stock to Ohio Investors, to reflect a corresponding adjustment of the Original Conversion Price to $0.75 from $1.50.

           On March 15, 2003, the Company issued warrants to purchase up to 200,000 shares of Common Stock at a purchase price of $2.00, exercisable until March 15, 2008 to Phoenix Investors pursuant to a consulting agreement.

            On April 15, 2003, SVPC, formerly a Reporting Person, distributed 100% of its holdings of Common Stock to its members, resulting in distributions of 668,000 shares of Common Stock to ICT and 72,000 shares of Common Stock to ICT2. SVPC distributed the remaining shares, aggregating 60,000 shares, to unrelated parties. Also on April 15, 2003, Ohio Investors, also a former Reporting Person, distributed 100% of its holdings of Common Stock to its members, resulting in distributions of 2,321,296 shares of Common Stock to ICT and 232 shares of Common Stock to ICT2.


ITEM 5.  INTEREST IN THE SECURITIES OF THE COMPANY.


(a)      (i) amount beneficially owned

         David Marks                         - 9,329,352
         Irrevocable Children's Trust        - 8,926,630
         Phoenix Business Trust              - 123,823
         Forest Home Investors I, LLC        - 6,667
         Irrevocable Children's Trust No. 2  - 72,232
         Phoenix Investors, LLC              - 200,000

         (ii) percent of class*

         David Marks                         - 65.3%
         Irrevocable Children's Trust        - 62.5%
         Phoenix Business Trust              - 0.9%
         Forest Home Investors I, LLC        - 0.1%
         Irrevocable Children's Trust No. 2  - 0.5%
         Phoenix Investors, LLC              - 1.4%


* Based on 14,278,757 shares of Common Stock of the Company issued and outstanding as of April 21, 2003.

(b) Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote

         David Marks                         - 9,329,352
         Irrevocable Children's Trust        - 8,926,630
         Phoenix Business Trust              - 123,823
         Forest Home Investors I, LLC        - 6,667
         Irrevocable Children's Trust No. 2  - 72,232
         Phoenix Investors, LLC              - 200,000

(ii) shared power to vote or to direct the vote

         David Marks                         - 0
         Irrevocable Children's Trust        - 0
         Phoenix Business Trust              - 0
         Forest Home Investors I, LLC        - 0
         Irrevocable Children's Trust No. 2  - 0
         Phoenix Investors, LLC              - 0

(iii) sole power to dispose or to direct the disposition of

         David Marks                         - 9,329,352
         Irrevocable Children's Trust        - 8,926,630
         Phoenix Business Trust              - 123,823
         Forest Home Investors I, LLC        - 6,667
         Irrevocable Children's Trust No. 2  - 72,232
         Phoenix Investors, LLC              - 200,000

(iv) shared power to dispose or to direct the disposition

         David Marks                         - 0
         Irrevocable Children's Trust        - 0
         Phoenix Business Trust              - 0
         Forest Home Investors I, LLC        - 0
         Irrevocable Children's Trust No. 2  - 0
         Phoenix Investors, LLC              - 0

(c) Except as otherwise described herein, the Reporting Persons have not effected any transactions with respect to the Common Stock in the last sixty days.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         Mr. Marks is a Co-Trustee of ICT and the sole Trustee of ICT2. The Trusts control Forest Home. ICT2 controls Phoenix Investors. Mr. Marks has sole voting and dispository power over the shares of the Company beneficially owned, directly or indirectly, by ICT or ICT2. Mr. Marks is the sole Trustee of Phoenix Trust and has sole voting power over its shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


                                  EXHIBIT INDEX

1. Joint Filing Agreement, dated September 30, 2002, among David Marks, Irrevocable Children's Trust, a Wisconsin trust, SVPC Partners, LLC, a Delaware limited liability company, Phoenix Business Trust, a Delaware business trust, Forest Home Investors I, LLC, a Wisconsin limited liability company and Ohio Investors of Wisconsin, LLC, a Wisconsin limited liability company. **

2. Co-Trustee Agreement, dated as of August 8, 2002, between David M. Marks and Joseph A. Crivello. **

3. Amendment No. 1 to the Joint Filing Agreement, dated May 6, 2003, among David Marks, Irrevocable Children's Trust, a Wisconsin trust, Phoenix Business Trust, a Delaware business trust, Forest Home Investors I, LLC, a Wisconsin limited liability company, Irrevocable Children's Trust No. 2, a Wisconsin trust and Phoenix Investors, LLC, a Wisconsin limited liability company.


** Previously filed and incorporated herein by reference to the Schedule 13D, filed October 4, 2002.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    May 6, 2003




                                  /s/ David M. Marks
                                  -----------------------------------
                                  DAVID M. MARKS


                                  IRREVOCABLE CHILDREN'S TRUST

                                  By: /s/ David M. Marks
                                      -------------------------------
                                  Name:  David M. Marks
                                  Title: Trustee


                                  PHOENIX BUSINESS TRUST

                                  By:  /s/ David M. Marks
                                       ------------------------------
                                  Name:  David M. Marks
                                  Title: Trustee


                                  FOREST HOME INVESTORS I, LLC
                                  By Irrevocable Children's Trust, Member

                                  By:  /s/ David M. Marks
                                       ------------------------------
                                  Name:  David M. Marks
                                  Title: Trustee


                                  IRREVOCABLE CHILDREN'S TRUST NO. 2

                                  By:  /s/ David M. Marks
                                       ------------------------------
                                  Name:  David M. Marks
                                  Title: Trustee

                                  PHOENIX INVESTORS, LLC
                                  By Irrevocable Children's Trust No. 2, Member


                                  By:  /s/ David M. Marks
                                       ------------------------------
                                  Name:  David M. Marks
                                  Title: Trustee